Titan Medical Strengthens Patent Portfolio With Issuance of Two Canadian
Patents and Allowance of a Japanese Patent

TORONTO, Dec. 13, 2017 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the granting of Canadian Patent CA 2973227 and CA 2973235.

These patents are related generally to control methods for robotic surgical systems, including the provision of select autonomous control and safety functions that enable optimal controllability of robotic instruments during use. The methods describe alignment control of robotic instruments, including snake-like or multi-articulated instruments as employed in the SPORT system, which are important for facilitating movement within the abdomen. Corresponding patent applications are pending in the U.S. and Europe, and the Company anticipates future issuances in multiple jurisdictions.

In addition to the issuance of the Canadian patents, the Company has received an official Decision to Grant from the Japan Patent Office regarding a pending Japanese patent application. This application is related to one of the Company’s previously issued European Patents, EP 2996613, which describes an articulated tool positioner and system. Upon issuance, which is expected in 2018, the patent will be the first issued to the Company outside of North America and Europe.

David McNally, President and CEO of Titan Medical, said, “Intellectual property is core to our future success and we are excited to strengthen our proprietary position with the issuance of the patents in Canada, the fourth and fifth patents issued this year related to our unique single-port robotic surgical system. Furthermore, the Decision to Grant received from the Japan Patent Office will assist in positioning Titan competitively in the global market for robotic surgical systems. We are encouraged by the growth of our patent portfolio in 2017, which demonstrates the novelty of the design of the SPORT system, and we are committed to continuing to expand Titan’s patent portfolio in 2018 and beyond.”

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com